UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of February 2020

Commission File Number: 001-31253

PENGROWTH ENERGY CORPORATION
(Exact name of registrant as specified in its charter)

c/o Cona Resources Ltd.
1900, 420 – 7 Avenue SW
Calgary, Alberta T2P 0B4
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [ X ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONA RESOURCES LTD. (as successor by amalgamation to Pengrowth Energy Corporation)

Date: February 4, 2020	By:	/s/ Michael J. Makinson
	Name:	Michael J. Makinson
	Title:	VP Finance & CFO

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Report of Voting Results from Annual and Special Meeting of Shareholders held on June 20, 2017
99.2	Notice of the Meeting and Record Date dated April 5, 2018 for meeting held on June 26, 2018
99.3
First Amending Agreement to Amended and Restated Credit Agreement between Pengrowth Energy Corporation (as Borrower), the financial institutions named on the signature pages thereto (in their capacities as Lenders), Royal Bank of Canada (as Administrative Agent) and the Bank of Nova Scotia, Canadian Imperial Bank of Commerce and the Toronto-Dominion Bank (as Co-Documentation Agents) dated as of March 25, 2019

99.4	Notice of the Meeting and Record Date dated April 9, 2019 for Meeting Held on June 26, 2019
99.5
Second Amending Agreement to Amended and Restated Credit Agreement between Pengrowth Energy Corporation (as Borrower), the financial institutions named on the signature pages thereto (in their capacities as Lenders), Royal Bank of Canada (as Administrative Agent), Bank of Montreal (as Syndication Agent) and the Bank of Nova Scotia, Canadian Imperial Bank of Commerce and the Toronto-Dominion Bank (as Co-Documentation Agents) dated as of September 30, 2019

99.6	Third Amendment to Note Purchase Agreement between Pengrowth Energy Corporation and the holders of the notes named in the signature pages thereto dated as of May 11, 2010
99.7	Third Amendment to Note Purchase Agreement between Pengrowth Energy Corporation and the holders of the notes named in the signature pages thereto dated as of October 18, 2012
99.8	Notice of the Meeting and Record Date dated November 5, 2019 for meeting held on December 19, 2019
99.9
Third Amending Agreement to Amended and Restated Credit Agreement between Pengrowth Energy Corporation (as Borrower), the financial institutions and other persons named on the signature pages thereto (in their capacities as Lenders), Royal Bank of Canada (as Administrative Agent), RBC Capital Markets (as Lead Arranger and Sole Bookrunner), Bank of Montreal (as Syndication Agent) and the Bank of Nova Scotia, Canadian Imperial Bank of Commerce and the Toronto-Dominion Bank (as Co-Documentation Agents) dated as of October 31, 2019

99.10	Material Change Report under Form 51-102F3 reporting the Arrangement Agreement with Cona Resources Ltd. dated October 31, 2019
99.11
Arrangement Agreement among Cona Resources Ltd., Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP and Pengrowth Energy Corporation, dated effective as of October 31, 2019

99.12	Amended Notice of the Meeting and Record Date dated November 8, 2019 for meeting held on December 18, 2019
99.13	Letter of Transmittal
99.14
Forbearance and Fourth Amending Agreement to Amended and Restated Credit Agreement between Pengrowth Energy Corporation (as Borrower), the financial institutions and other persons named on the signature pages thereto (in their capacities as Lenders), Royal Bank of Canada (as Administrative Agent), RBC Capital Markets (as Lead Arranger and Sole Bookrunner), Bank of Montreal (as Syndication Agent) and the Bank of Nova Scotia, Canadian Imperial Bank of Commerce and the Toronto-Dominion Bank (as Co-Documentation Agents) dated as of November 14, 2019

99.15
Arrangement Agreement among Cona Resources Ltd., Waterous Energy Fund (Canadian) LP, Waterous Energy Fund (US) LP, Waterous Energy Fund (International) LP and Pengrowth Energy Corporation, dated effective as of October 31, 2019, as amended and restated on November 13, 2019

99.16	Fourth Amendment to Note Purchase Agreement between Pengrowth Energy Corporation and the holders of notes named in the signature pages thereto dated as of October 18, 2012
99.17	Report of Voting Results from Special Meetings held on December 18, 2019
99.18	Notice in Change in Corporate Structure pursuant to Section 4.9 of National Instrument 51-102 dated January 7, 2020